

Waddell & Reed, Inc.'s Exemption Report

Waddell & Reed, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from January 1, 2020 to December 31, 2020 except as described below.

During the period from January 1, 2020 to December 31, 2020, the Company failed to promptly transmit 115 customer checks made payable to the Company, unaffiliated companies or non-proprietary mutual funds, received through its home and field offices, within the time frames specified by 17 C.F.R. § 240.15c3-3(k)(2)(i). Out of the total of 115 exceptions, 42% occurred in first quarter, 23% occurred in second quarter, 22% in third quarter and 13% in fourth quarter.

During the period from January 1, 2020 to December 31, 2020, the Company failed to promptly transmit 249 customer checks made payable to its clearing broker, received through its home and field office, within the time frames specified by 17 C.F.R. § 240.15c3-3(k)(2)(ii). Out of the total of 249 exceptions, 33% occurred in first quarter, 15% in second quarter, 24% in third quarter, and 28% in fourth quarter.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) mutual fund retailer; and (2) municipal securities broker, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Waddell & Reed, Inc.

I, Michael Daley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: M J Daley

Title: Senior Vice President and Chief Accounting Officer

February 19, 2021